UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/ME No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”), in the form and purpose of Article 157, Paragraph 4, of Law No. 6,404/76 and in the terms of CVM Resolution No. 44/2021, hereby informs its shareholders and the market in general that, on this date, its Board of Directors approved an Incentive Plan via Performance Units, with cash settlement (“Plan”).

With the implementation of the Plan, the incentive to create value for the Company’s shareholders and the sustainable achievement of strategic objectives is reinforced, by offering a competitive package that contributes to the retention and performance of certain managers (“Participants”) who occupy key positions in the Company and/or its subsidiaries, fully in line with the best market practices.

The Plan’s Participants will be entitled to a certain number of units representing 01 (one) share issued by the Company (VIVT3) (“Unit” and “Share”). Each Unit represents the expectation of the right to receive the full amount of 01 (one) share, which will serve as a basis, in the view of the number of Units received, to determine the incentive value to be paid by the Company in cash to the Participants, provided that certain goals are met, according to the terms and conditions set forth in the Plan.

The full content of the Plan is available on the websites of the Securities and Exchange Commission – CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), and the Company (www.telefonica.com.br/ri).

São Paulo, October 25, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687, Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 25, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director